UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Innerworkings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title Class of Securities)

45773Y105
(CUSIP Number)

Samuel Robinson
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45773Y105

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

--

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 45773Y105

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

 TO  ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

--

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 45773Y105

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

--

14

TYPE OF REPORTING PERSON:

CO

Introduction

This Amendment No. 7 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.0001 par value per share (the “Shares”) of Innerworkings, Inc., a Delaware corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated August 8, 2011, as heretofore amended.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4 is hereby supplemented with the addition of the following:

On September 8, 2016, the Reporting Persons ceased to own any Shares.

Item 5.

Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)

The Shares reported herein were held directly by Sagard.  As of September 8, 2016, none of the Reporting Persons beneficially owned any Shares.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of September 8, 2016.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  0

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  0

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein was shared among the Reporting Persons.

(c)

The following sale transactions have been effected by Sagard over the last 60 days, all in open market transactions:

Trade Date	Price	Quantity
8/17/2016	$9.2467	16,354
8/18/2016	$9.089	28,000
8/19/2016	$9.0612	7,200
8/22/2016	$8.8386	14,254
8/23/2016	$9.0618	62,200
8/23/2016	$8.8611	20,000
8/24/2016	$9.0908	18,900
8/24/2016	$8.9501	117,000
8/25/2016	$9.0735	33,000
8/26/2016	$8.994	22,663
8/29/2016	$8.8601	24,573
8/30/2016	$8.8792	8,710
8/30/2016	$8.892	9,901
8/31/2016	$8.849	55,812
9/1/2016	$8.8922	11,738
9/1/2016	$8.8	309,251
9/8/2016	$8.25	6,721,467

(e)

On September 8, 2016, each of the Reporting Persons ceased to be the beneficial owner of at least 5% of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/Samuel Robinson Name: Samuel Robinson Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/Samuel Robinson Name: Samuel Robinson Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/Samuel Robinson Name: Samuel Robinson Title: President